April 17, 2006

VIA EDGAR

Mr. Thomas Jones
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Elbit Vision Systems Ltd. Registration Statement on Form F-2 Filed October 28, 2004 Registration No. 333-120034

Dear Mr. Thomas:

        Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Elbit Vision Systems Ltd., an Israeli corporation (the “Registrant”), hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the above-referenced registration statement, together with all exhibits thereto (the “Registration Statement”).

        Pursuant to the Registration Statement, the Registrant registered 14,444,445 ordinary shares (the “Shares”) in connection with a promissory note (the “Note”) entered into in favor of Cornell Capital Partners LP. On February 16, 2006, the Note was terminated, together with the Registrant’s obligations pursuant to the Note, including with respect to the registration of the Shares. The Registration Statement was not declared effective by the Commission and no securities have been issued under the Registration Statement.

        Accordingly, we request an Order granting the withdrawal of the Registration Statement be approved, effective as of the date hereof or at the earliest practical date thereafter.

        Kindly direct any questions you have regarding the Registrant’s request to withdraw the Registration Statement to Adrian Daniels of Yigal Arnon & Co., at 011-972-3-608-7864.

Very truly yours, By: /s/ Yaky Yanay —————————————— Chief Financial Officer Elbit Vision Systems Ltd.